Exhibit 99.1

ICON plc Acquires Remaining 30% Stake in Beacon Bioscience Inc.

DUBLIN, Ireland--(BUSINESS WIRE)--January 8, 2009--ICON plc (NASDAQ: ICLR; ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that it has completed the acquisition of the remaining 30% shareholding of Beacon Bioscience Inc. ICON acquired a 70% stake in Beacon Bioscience in July 2004. Beacon Bioscience was renamed ICON Medical Imaging in 2007.

“Medical imaging is playing an ever-increasing role in the development of new drugs and treatments,” commented Peter Gray, CEO at ICON plc. “Through technology innovation, astute business management and a team of highly-skilled industry experts, ICON Medical Imaging has become a leader in its field. We believe that now is the right time to complete the acquisition of the remaining stake in the business.”

“Our partnership with ICON has provided us with the resources and global footprint to enable us to successfully grow our business,” commented Ted Gastineau, President and co-founder, ICON Medical Imaging. “We have developed the industry’s most innovative technology platform and have broadened our therapeutic expertise. The existing management team and I are looking forward to driving future developments that will maintain our leadership in the field of imaging services.”

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON teams have successfully conducted over 5500 development projects and consultancy engagements across all major therapeutic areas. ICON currently has over 6,800 employees, operating from 71 locations in 38 countries.

Further information is available at www.iconplc.com.

About ICON Medical Imaging

Located in Warrington, PA, ICON Medical Imaging, a division of ICON plc, is the leading provider of Medical Imaging core laboratory services to pharmaceutical, biotech and life science clients globally. The team’s extensive experience and expert guidance enables clients to maximise the success of their medical imaging endpoints, supporting their current research and development capabilities. ICON Medical Imaging has managed over 260 imaging trials in oncology, cardiovascular, CNS, medical devices and imaging agents.

Further information is available at www.iconmedicalimaging.com

ICON/ICLR-G

CONTACT:
ICON plc
Ciaran Murray, CFO
+353-1-2912000
IR@iconplc.com